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                                    Filed Pursuant to Rules 424(b)(3) and 424(c)
                                                   Commission File No. 333-74997


                 CITIZENS BANCSHARES OF SOUTHWEST FLORIDA, INC.

               SUPPLEMENT NO. 2 TO PROSPECTUS DATED MAY 19, 1999


     Citizens Bancshares of Southwest Florida, Inc. has elected to extend the expiration date of its public offering to February 13, 2000. As of the date of this supplement, gross proceeds of approximately $11,013,000 have been received by Citizens Bancshares in the offering. On August 20, 1999, the Company used $9.7 million of the net proceeds of the offering to purchase 100% of the capital stock of Citizens National Bank of Southwest Florida, which opened for business on the same date. The net proceeds of any sales of common stock during this extension will be immediately available to Citizens Bancshares and will be applied to its general working capital.








          The date of this prospectus supplement is November 15, 1999